# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forbright, Inc., CIK 0001925062
CUSIP: 34520K105
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: 4445 Willard Avenue, Suite 1000, Chevy Chase, Maryland (MD), 20815
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002138836

## Reporting persons
- CB Elevate Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,178,251; sole dispositive power 0; shared dispositive power 3,178,251; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by CB Elevate Aggregator L.P. ("CB Elevate") following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which CB Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. CB Elevate continues to hold 7,214,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits CB Elevate from converting such shares to the extent such conversion would result in CB Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- Centerbridge Special Credit Partners III-Flex, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,178,251; sole dispositive power 0; shared dispositive power 3,178,251; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by CB Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which CB Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. CB Elevate continues to hold 7,214,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits CB Elevate from converting such shares to the extent such conversion would result in CB Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock. Centerbridge Special Credit Partners General Partner III, L.P.
- Centerbridge Special Credit Partners General Partner III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,178,251; sole dispositive power 0; shared dispositive power 3,178,251; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by CB Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which CB Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. CB Elevate continues to hold 7,214,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits CB Elevate from converting such shares to the extent such conversion would result in CB Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- CSCP III Cayman GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,178,251; sole dispositive power 0; shared dispositive power 3,178,251; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by CB Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which CB Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. CB Elevate continues to hold 7,214,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits CB Elevate from converting such shares to the extent such conversion would result in CB Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- Jeffrey H. Aronson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,178,251; sole dispositive power 0; shared dispositive power 3,178,251; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by CB Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which CB Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. CB Elevate continues to hold 7,214,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits CB Elevate from converting such shares to the extent such conversion would result in CB Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.

## Item 1. Issuer
Name of issuer: Forbright, Inc.
Address of issuer's principal executive offices: 4445 Willard Avenue, Suite 1000 Chevy Chase, MD 20815

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) CB Elevate;
(ii) Centerbridge Special Credit Partners III-Flex, L.P. ("SC III-Flex");
(iii) Centerbridge Special Credit Partners General Partner III, L.P. ("Special Credit III GP");
(iv) CSCP III Cayman GP Ltd. ("CSCP III Cayman GP"); and
(v) Jeffrey H. Aronson.

CB Elevate is the direct holder of the securities reported in this Schedule 13G. CSCP III Cayman GP is the general partner of Special Credit III GP, which is the general partner of SC III-Flex, and may be deemed to share beneficial ownership over the securities held directly by CB Elevate. As the director of CSCP III Cayman GP, Jeffrey H. Aronson may be deemed to share beneficial ownership with respect to the securities held directly by CB Elevate.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, New York 10152.
Citizenship: CB Elevate, SC III-Flex and Special Credit III GP are incorporated under the laws of Delaware. CSCP III Cayman GP is organized under the laws of the Cayman Islands. Mr. Aronson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 14, 2026, CB Elevate directly owns 3,178,251 shares of Class A common stock of the Issuer, representing approximately 9.9% of the outstanding Class A common stock. CSCP III Cayman GP is the general partner of Special Credit III GP, which is the general partner of SC III-Flex, and may be deemed to share beneficial ownership over the securities held directly by CB Elevate. As the director of CSCP III Cayman GP, Jeffrey H. Aronson may be deemed to share beneficial ownership with respect to the securities held directly by CB Elevate. The percent of class beneficially owned by the Reporting Persons as of August 14, 2026 is based upon 32,103,172 shares of Class A common stock outstanding, as disclosed by the Issuer to the Reporting Persons.

The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by CB Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which CB Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. CB Elevate continues to hold 7,214,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits CB Elevate from converting such shares to the extent such conversion would result in CB Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock based upon 28,939,391 shares of Class A common stock outstanding following the Issuer's initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on June 11, 2026.
Percent of class: Item 4(a) is incorporated by reference.
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote:
CB Elevate: 3,178,251
SC III-Flex: 3,178,251
Special Credit III GP: 3,178,251
CSCP III Cayman GP: 3,178,251
Jeffrey H. Aronson: 3,178,251
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition:
CB Elevate: 3,178,251
SC III-Flex: 3,178,251
Special Credit III GP: 3,178,251
CSCP III Cayman GP: 3,178,251
Jeffrey H. Aronson: 3,178,251

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CB Elevate Aggregator L.P.: /s/ Elizabeth Uhl, Elizabeth Uhl, Chief Compliance Officer & Managing Director (08/14/2026)
- Centerbridge Special Credit Partners III-Flex, L.P.: /s/ Elizabeth Uhl, Elizabeth Uhl, Chief Compliance Officer & Managing Director (08/14/2026)
- Centerbridge Special Credit Partners General Partner III, L.P.: /s/ Elizabeth Uhl, Elizabeth Uhl, Chief Compliance Officer & Managing Director (08/14/2026)
- CSCP III Cayman GP Ltd.: /s/ Elizabeth Uhl, Elizabeth Uhl, Chief Compliance Officer & Managing Director (08/14/2026)
- Jeffrey H. Aronson: /s/ Jeffrey H. Aronson, Jeffrey H. Aronson (08/14/2026)